UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________________

STEELE CREEK CAPITAL CORPORATION
(Name of Subject Fund (Issuer))

STEELE CREEK CAPITAL CORPORATION
(Names of filing Person (Offeror and Issuer))

_______________________________

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

85817G 108 (CUSIP Number of Class of Securities)

Glenn Duffy
Chief Executive Officer, Chief Investment Officer
and President
Steele Creek Capital Corporation
201 S. College Street, Suite 1690
Charlotte, North Carolina 28244
Tel: (704) 343-6011
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

_______________________________

Copy to:

Harry S. Pangas, Esq.
Dechert LLP
Cira Centre
1900 K Street NW
Washington, DC 20006
Telephone: (202) 261-3466

_______________________________

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$5,480,634	$808.94

____________

(1)       Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 566,948 shares of common stock, par value $0.001 per share, of Steele Creek Capital Corporation, at a price equal to $9.6669, which represents the Fund’s net asset value as of October 31, 2023, and is used for purposes of calculating the estimated aggregate maximum purchase price for Shares.

(2)       The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023, equals $147.60 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
	Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Steele Creek Capital Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“Steele Creek” or the “Fund”), to purchase for cash up to 566,948 shares of its common stock, par value $0.001 per share (the “Shares”), which represents 10% of the weighted average of the number of Shares outstanding during the 12-month period ended September 30, 2023, at a price per Share equal to its net asset value per Share as of December 31, 2023 and will close as of December 31, 2023 (the “Expiration Date”), on the terms and conditions set out in the Offer to Purchase, dated December 1, 2023 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Notice of Intent to Tender (the “Notice of Intent,” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Notice of Intent, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)     Name and Address.    The name of the issuer is Steele Creek Capital Corporation. The address and telephone number of the issuer’s principal executive offices are: 201 S. College Street, Suite 1690, Charlotte, North Carolina 28244 and (704) 343-6011.

(b)    Securities.    The subject securities are Steele Creek’s shares of common stock, par value $0.001 per share. As of December 1, 2023, there were 6,348,665 Shares issued and outstanding.

(c)     Trading Market and Price.    The Shares are not currently traded on an established trading market.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)     Name and Address.    The filing person and subject company to which this Schedule TO relates is Steele Creek Capital Corporation. The address and telephone number of Steele Creek is set forth under Item 2(a) above. The names of the directors and executive officers of Steele Creek are as set forth in the Offer to Purchase under the heading “Section 10 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Steele Creek are: c/o Steele Creek Capital Corporation, 201 S. College Street, Suite 1690, Charlotte, North Carolina 28244 and (704) 343-6011.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)     Material Terms.    The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1 — Number of Shares; Purchase Price; Cutbacks,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditions of the Offer,” “Section 8 — Source and Amount of Funds,” “Section 10 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Section 13 — Material U.S. Federal Income Tax Consequences,” and “Section 14 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of the remaining security holders of the Fund as a result of this transaction.

(b)    Purchases.    None of our directors, executive officers or, to our knowledge, any of our affiliates intend to tender any Shares in the Offer. Therefore, the Offer will increase the proportional holdings of our affiliates.

See “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” of the Offer to Purchase.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)     Agreements Involving the Subject Fund’s Securities.    Information regarding agreements involving Steele Creek’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 10 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.” Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund and any other person with respect to the Fund’s securities.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)     Purposes.    Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(b)    Use of Securities Acquired.    Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(c)     Plans.    Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 7 — Price Range of Shares; Distributions,” and “Section 10 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.”

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)     Source of Funds.    Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Source and Amount of Funds.”

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)     Securities Ownership.    The information under the heading “Section 10 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)    Securities Transactions.    The information under the heading “Section 10 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)     Solicitations or Recommendations.    The information under the headings “Summary Term Sheet” and “Section 15 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a)     Financial Information.    (1) Reference is made to the audited financial statements of the Fund for the fiscal year ended December 31, 2022, which was prepared by the Fund and filed with the Securities and Exchange Commission (“SEC”) on March 29, 2023. Such financial statements are incorporated herein by reference in their entirety.

(2)    Reference is made to the unaudited balance sheets, comparative year-to-date statements of comprehensive income and related earnings per share data and statements of cash flows included in the Fund’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2023, which were prepared by the Fund and filed with the SEC on November 13, 2023, respectively. Such financial statements are incorporated herein by reference in their entirety.

(3)    Not applicable.

(4)    Net asset value per Share of $8.93 on December 31, 2022.

(b)    Pro Forma Financial Information.    The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

(1)    The information under the heading “Section 10 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Fund will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(2)    The information under the heading “Section 12 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(3)    Not applicable.

(4)    Not applicable.

(5)    None.

(b)    Other Material Information.    The information set forth in the Offer to Purchase and the Notice of Intent, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Fund will amend this Schedule TO to include documents that the Fund may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.  EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated December 1, 2023.
(a)(1)(B)	Notice of Intent to Tender.
(a)(1)(C)	Notice of Withdrawal of Tender.
(a)(1)(D)	Form of Promissory Note.
(a)(5)(A)	Form of Letter to Stockholders in connection with the Fund’s acceptance of tenders of Shares.
(a)(5)(B)	Form of Letter to Stockholders in connection with the Fund’s calculation of net asset value as of December 31, 2023.
107	Filing Fee Table

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2023

STEELE CREEK CAPITAL CORPORATION
By:	/s/ Glenn Duffy
Name:	Glenn Duffy
Title:	Chief Executive Officer, Chief Investment Officer, and President